SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2012

Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated May 1, 2012.

Document 1

For Immediate Release	May 1, 2012

Sonde Resources Corp. Announces 2012 Capital Budget

CALGARY, ALBERTA- (Marketwire – April 26, 2012) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex: SOQ) announced that the Board of Directors has approved a 2012 Capital Expenditure program of $48.5 million.  The details of the program are as follows:

Western Canada
Land Purchases and Seismic	$ 5.0
Drilling and Completions	15.0
Facilities	4.0
Recompletions and Work-overs	8.6
Abandonments	0.8
Total Western Canada	$33.4

North Africa
Seismic and Office Activity	7.1
Long Lead Drilling Materials	3.0
Total North Africa	10.1

Corporate and Capitalized G&A	5.0
Total Program	$48.5

Operations Update

Sonde’s 13-17 horizontal infill well at Michichi (Drumheller area) continues to flow back crude, natural gas and frac oil at rates averaging 70 (72 percent WI) barrels of oil equivalent per day (90% oil) with little decline after 60 days of production. As a result, Sonde plans to drill and frac five additional short radius horizontal oil wells in Michichi. The Company will also commence an exploration effort for Montney oil with an inaugural horizontal well (Ante Creek North area) later in the year targeting high initial flow rates similar to those achieved by other operators in the Waskahigan-Ante Creek area.  At current crude oil prices, these wells are expected to provide an adequate return on investment and support our credit facility.  In addition, we continue to pursue oil-oriented work-over and recompletion activities throughout our Western Canada portfolio. We have identified nine low risk candidates (approximate total capital required $4 million) which management expects can add an additional 150 – 200 barrels of oil per day to Sonde’s production.  Sonde’s sole investment focus is on oil, as natural gas is not economic to develop at current prices.

As stated at year-end, Sonde has reduced its current credit facility from $40 to $30 million in order to reduce standby charges and will use existing cash flow and cash from the $75 million sale of our undeveloped Duvernay gas/condensate acreage for the capital expenditure program.

In North Africa, the Company has completed shooting, and is currently processing, 512 sq. km of 3D seismic on the Joint Oil Block. In addition, we are tendering bids for an offshore project management firm to assist in planning and executing a three well exploration-drilling program as required under the contract. The contract may include the acquisition of a suitable drilling rig and acquisition of long lead-time drilling materials.  Our

Bank of America Merrill Lynch process to investigate finance alternatives for North Africa is continuing and we will announce conclusive results when they become available.

Jack Schanck, Sonde’s CEO stated, “We plan on using part of our available cash to fund the program with a focus on oil related activities. We continue to see deterioration in natural gas prices and the shut-in of natural gas dominated production. We have identified five locations that meet our investment criteria to support our current liquids production as we shift our production towards liquids.  We are optimistic that our oil focused approach to capital spending in Western Canada during this period of low natural gas prices and our Bank of America Merrill Lynch process for our North Africa project will increase shareholder value.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the anticipated use of proceeds and after tax net gain from the sale of assets. Sonde may, in its discretion, reallocate some or all of the net proceeds and defer or accelerate planned capital expenditures relating to the exploration and development of its oil and gas properties.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management’s expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation’s annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward- looking statements are reasonable, prospective investors should not place undue reliance on forward- looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

Contact Information

Sonde Resources Corp.
Kurt A. Nelson, Chief Financial Officer
(403) 503-7944
(403) 216-2374 (FAX)

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	May 1, 2012	By:	/s/ Kurt a. nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer